UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A. (UNITED BREWERIES COMPANY, INC.)
(Name of Subject Company)

COMPAÑÍA CERVECERÍAS UNIDAS S.A. (UNITED BREWERIES COMPANY, INC.)
(Name of Person(s) Filing Statement)

American Depositary Shares (ADS) each representing

2 shares of Common Stock, no par value

(Title of Class of Securities)

204429104

(CUSIP Number of Class of Securities)

Common Stock, no par value

(Title of Class of Securities)

[N/A]

(CUSIP Number of Class of Securities)

Felipe Dubernet

Vitacura 2670, Twenty-Third Floor

Santiago, Chile

(562-24273536)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Marcelo Mottesi, Esq.

Milbank LLP

55 Hudson Yards

New York, New York 10001

(212) 530-5602

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is Compañía Cervecerías Unidas S.A. (United Breweries Company, Inc.) (the “Company” or “CCU”), an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile. The address and telephone number of the principal executive offices of the Company are Vitacura 2670, Twenty-Third Floor, Santiago, Chile and (56-2) 2427-3000.

(b) The title of the class of equity securities to which this Statement relates is the Company’s shares of common stock, without par value (the “Shares”) and the American Depositary Shares of the Company (the “ADSs”) each representing two Shares. As of December 31, 2020, there were 369,502,872 issued and outstanding Shares of the Company, including, as of March 31, 2021, 76,248,975 Shares underlying ADSs. The Shares are quoted on the Santiago Stock Exchange and the Chile Electronic Stock Exchange under the symbol “CCU”, and the ADSs are quoted on the New York Stock Exchange under the symbol “CCU”.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Statement, are set forth in Item 1(a) above and are incorporated herein by reference. The Company’s investor website address is www.ccuinvestor.com. The information on the Company’s website should not be considered part of this Statement.

This statement relates to the offer (the “Offer”) by Inversiones y Rentas S.A. (the “Purchaser” or “IRSA”), to purchase an aggregate amount of up to 16,390,172 Shares which the Purchaser does not currently own, from all holders thereof, wherever located, and whether they currently hold such Shares in the form of Shares or ADSs (each representing two Shares), at a purchase price of Ch$6,800 per Share in cash (the “Offer Price”), equivalent to Ch$13,600 per ADS, without any interest, payable in Chilean pesos, provided that, with respect to Shares represented by ADSs tendered to the ADS tender agent for the Offer, the Purchaser will instruct its U.S. settlement agent to coordinate with the FX agent for the Offer for the U.S. dollar conversion of the Offer Price, so that such holders of Shares represented by ADSs tendered to the ADS tender agent that are accepted for payment pursuant to the Offer will receive payment in U.S. dollars, at the exchange rate described in the Offer to Purchase (as defined below), and less ADS cancellation fees charged by the ADS depositary and applicable withholding taxes, as further described in the Offer to Purchase. The Offer will be subject to customary conditions, and compliance with applicable U.S. and Chilean regulations. The Offer is on the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated May 19, 2021, including any amendments or supplements thereto (the “Offer to Purchase”), and in the related Form of Chilean Share Acceptance, Form of U.S. Share Acceptance, and ADS Letter of Transmittal. References herein to “Ch$” and “ThCh$” refer to Chilean pesos and thousands of Chilean pesos, respectively.

The Offer is disclosed in a Tender Offer Statement on Schedule TO dated May 19, 2021 (the “Schedule TO”), filed by the Purchaser with the Securities and Exchange Commission (the “SEC”). The Purchaser’s Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Form of Chilean Share Acceptance, Form of U.S. Share Acceptance, ADS Letter of Transmittal and English translation of the Aviso de Inicio (Commencement Notice), which are filed as Exhibits (a)(1)(B), (a)(1)(C), (a)(1)(D) and (a)(1)(I), respectively, to the Schedule TO, are incorporated herein by reference.

The Schedule TO states that the address of the principal executive offices of the Purchaser is Enrique Foster Sur 20, 14th Floor, Santiago, Chile and the Purchaser’s telephone number at that address is +(56 2) 2750-7100.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described or referred to in this statement, to the Company’s knowledge, there exists on the date this statement was filed with the SEC no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company and its affiliates and (a) the Company, its senior management, directors or affiliates or (2) the Purchaser or its executive officers, directors or affiliates.

General

The Purchaser is a Chilean closely held corporation (sociedad anónima cerrada) organized and existing under the laws of the Republic of Chile. Each of Quiñenco S.A. (“Quiñenco”) and Heineken Chile Limitada hold beneficial ownership of 50.0% of the Purchaser’s shares. As of the date hereof, the Purchaser beneficially owns 227,481,716 Shares, representing approximately 61.56% of the Company’s issued and outstanding Shares, directly or indirectly through its subsidiary Inversiones IRSA Limitada.

As a result of the Purchaser’s current aggregate beneficial ownership of approximately 61.56% of the issued and outstanding Shares, and its influence in the election of the directors of the Company, the Purchaser may be deemed to exert substantial influence over the Company. Seven of the nine members of the Company’s Board of Directors elected during the Company’s annual shareholders’ meeting which took place on April 14, 2021 were elected by the vote of the Purchaser, and the Purchaser also voted in favor of electing the other two members of the Company’s Board of Directors who are independent under the rules of the Securities Exchange Act of 1934, as amended, the Sarbanes Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange.

Below is a list of the Company’s directors who may be deemed to be affiliated with the Purchaser or its affiliates:

Andrónico Luksic Craig was appointed chairman of the board of Compañía Cervecerías Unidas S.A. in April 2013 and he has served as a director since November 1986. He is currently a member of the board of directors of Cervecera CCU Chile Limitada (“CCCL”), Embotelladoras Chilenas Unidas S.A., Compañía Cervercerías Unidas Argentina S.A., Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S. He is currently chairman of the boards of Quiñenco and LQ Inversiones Financieras S.A., vice-chairman of the boards of Banco de Chile and Compañía Sud Americana de Vapores S.A., as well as a member of the board of directors of several other companies and institutions. In addition, Mr. Luksic is Trustee Emeritus of Babson College, a member of the Harvard Global Advisory Council, the Columbia Global Leadership Council, the International Advisory Board of the Blavatnik School of Government at Oxford University, the International Advisory Boards of both the Tsinghua University School of Economics and Management and the Fudan University School of Management, and the Americas Executive Board of the MIT Sloan School of Management. Quiñenco, the owner of 50% of the equity interests of the Purchaser, is a holding company of the Luksic Group (as defined below), which is controlled by the Luksic family. Mr. Andrónico Luksic is a member of the Luksic family.

Francisco Pérez Mackenna has served as director of Compañía Cervecerías Unidas S.A. since July 1998 and previously, between 1991 and 1998, he held the position of chief executive officer of the Company. In 1998 he was appointed chief executive officer of Quiñenco, a position he holds to date. He is a member of the board of several companies, including CCCL, Embotelladoras Chilenas Unidas S.A., Viña San Pedro Tarapacá S.A., Compañía Cervercerías Unidas Argentina S.A., Compañía Pisquera de Chile S.A., Banco de Chile, Banchile Corredores de Seguros S.A., LQ Inversiones Financieras S.A., Sociedad Matriz SAAM S.A., Nexans, Hapag Lloyd and Invexans Limited. He is also chairman of the board of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A., Invexans S.A. and Tech Pack S.A., and the vice-chairman of the Purchaser. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Business Administration from the University of Chicago.

Pablo Granifo Lavín has served as director of Compañía Cervecerías Unidas S.A. since April 2013. He has been the chairman of the board of Banco de Chile S.A. since 2007 and chairman of the board of Viña San Pedro Tarapacá S.A. since 2013. He is a member of the board of Quiñenco, the Purchaser, CCCL and Embotelladoras Chilenas Unidas S.A. Additionally, he is chairman of the boards of Banchile Asesoría Financiera S.A., Socofin S.A., and Banchile Administradora General de Fondos S.A.,and member of the executive committee of Banchile Corredores de Seguros Limitada and of the board of Empresa Nacional de Energía Enex S.A. Mr. Granifo holds a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Rodrigo Hinzpeter Kirberg has served as director of Compañía Cervecerías Unidas S.A. since July 2015. He is also member of the board of CCCL, Embotelladoras Chilenas Unidas S.A., Compañía Cervercerías Unidas Argentina S.A. and the Purchaser. Since 2014 he has been the general counsel of Quiñenco. Before that he was Secretary of

Interior Affairs (2010-2012) and, later, the Secretary of Defense of the Government of Chile (2012-2014). He holds a Law degree from the Pontificia Universidad Católica de Chile.

José Miguel Barros was appointed director of Compañía Cervecerías Unidas S.A. in April 2016. He is member of the board of various subsidiaries, including CCCL, Embotelladoras Chilenas Unidas S.A., Viña San Pedro Tarapacá S.A. and Compañía Pisquera de Chile S.A. He is an international director and partner of the investment bank LarraínVial S.A. and currently a member of the board of Directors of Lipigas S.A., Construmart S.A and Stel Chile S.A. Mr. Barros holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and graduated from the PADE of ESE Business School, Universidad de Los Andes.

Carlos Molina Solís has served as director of Compañía Cervecerías Unidas S.A since April 2012 and as vice- chairman of the board since May 2018. He is also a member of the board of directors of the Purchaser, serving as chairman, CCCL, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., and Compañía Pisquera de Chile S.A., and chief executive officer of Corporación Dinámica Industrial, S.A. in Mexico. He has over 30 years of management and strategic consulting experience in multiple industries, especially in beverages and consumer goods across the Americas. In beverages, his roles have included business development for Heineken Americas; planning and strategy for Femsa Cerveza; and board member of Kaiser in Brazil. Prior to these roles, Mr. Molina was a partner in Booz, Allen & Hamilton, a global business consulting firm. Mr. Molina has a BBA (Bachelor of Business Administration) from the University of Houston, and an MBA from the University of Texas.

Marc Gross has served as director of Compañía Cervecerías Unidas S.A. since May 2020. He is also a member of the board of directors of the Purchaser, CCCL, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. Mr. Gross has worked for Danone Group and Sara Lee. In 1995, Mr. Gross joined Heineken and worked in Greece as Plant Director. In 1999, he became regional operations & supply chain director Europe for Heineken and in 2002 took over the position of managing director of Heineken Nederland. In June 2005, he was appointed chief supply chain officer and member of the Global Executive Team. In this position, he was responsible for the supply chain, including manufacturing, worldwide as well as for R&D. During the period of 2010 until 2015, he held the position of chief executive officer of Empaque Mexico. From 2012 until 2017, he also served as non-executive director of Keonys, a high-tech company in France. Since June 2020, Mr. Gross is principal advisor to the Executive Board of Directors of SHV for their global operations. Mr. Gross graduated as engineer from Ecole Nationale Supérieure des Arts et Métiers Paris, France and from Technical University Aachen, Germany.

Rory Cullinan has served as director of Compañía Cervecerías Unidas S.A. since May 2018. He is also a member of the board of directors of the Purchaser, CCCL, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. Mr. Cullinan has wide experience across different markets and sectors, working in Europe, Africa, America and Russia. Mr. Cullinan held various positions in the Royal Bank of Scotland, including as executive chairman of the Investment Bank. He is currently non-executive director at Broadstone Inc., a listed SPAC and advisor to several companies.

The following tables set forth the Share ownership by the Company’s directors and senior management as of the date hereof:

Director	Ownership of the Company’s common stock Number of Shares (% of aggregate common stock)
Francisco Pérez Mackenna	14,897 (0.004%)
Vittorio Corbo Lioi(1)	4,343 (0.001%)
José Miguel Barros(2)	49,533 (0.013%)
Andrónico Luksic Craig	*

(1) Stock owned indirectly through his ownership of 82% of Vittorio Corbo y Asociados Limitada.

(2) Stock owned indirectly through Inversiones Carpe Vitam Limitada.

(*) Mr. Andrónico Luksic Craig is a member of the Luksic family, which controls Quiñenco, the owner of 50% of the equity interests in IRSA. IRSA currently owns approximately 61.56% of CCU's outstanding shares, directly and indirectly through its subsidiary Inversiones IRSA Limitada.

.

Senior Management	Ownership of the Company’s common stock Number of Shares (% of aggregate common stock)
N/A	N/A

As of March 31, 2021, based on the information provided in the Purchaser’s Offer to Purchase, the following Purchaser directors and executive officers beneficially owned an aggregate 17,091 shares of the Company’s common stock, as set forth in the following tables:

IRSA Director	Ownership of Company’s common stock Number of Shares (% of aggregate common stock)
Francisco Pérez Mackenna	14,897 (0.004%)

IRSA Executive Officer	Ownership of Company’s common stock Number of Shares (% of aggregate common stock)
Alessandro Bizzarri Carvallo	2,194 (0.0006%)

Per the shareholders meetings held on April 15, 2020 and April 14, 2021, the compensation of the Company’s directors was set as follows for the years ended December 31, 2020 and 2021, respectively:

-	a monthly gross fee for attendance to Board Meetings of UF 100 per director, and UF 200 for the chairman, regardless of the number of meetings held within such period ( “UF” corresponds to Unidad de Fomento, an inflation linked accounting unit used in Chile, whose value as of March 31, 2021 corresponded to
Ch$29,394.77), plus
-	an amount equivalent to 3% of the distributed dividends, for the board as a whole, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year (provided that, if the distributed dividends exceed 50% of Net income, the board of directors’ variable remuneration shall be calculated over a maximum of 50% of such profits).

Additionally, directors that are members of the directors committee receive a monthly gross remuneration of UF 50 for attendance to directors’ committee meetings, independent of the number of meetings held in such period, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a director is entitled to, pursuant to article 50 bis of Law No. 18,046 and Regulation No. 1,956 of the “Comisión para el Mercado Financiero” (“CMF”). Directors that are members and observers of the audit committee receive a monthly gross remuneration for attendance to audit committee meetings, regardless of the number of meetings held in the period, of UF 50.

The remunerations of directors and senior managers of the Company are as follows:

Directors’ remunerations:

	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Audit Committee	63,120	47,386	29,185
Directors’ Committee	64,837	47,154	35,179
Attendance meetings fee (*)	1,380,976	1,266,892	952,490
Dividend Participation	2,097,276	6,038,934	2,270,840

(*) Includes payments of attendance meetings fee and dividend participation accrued in 2019.

Senior management’ remunerations:

	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Directors’ Committee	16,655	13,650	16,457
Attendance meetings fee	199,798	190,080	178,913
Dividend Participation	27,773	18,541	22,144

The remuneration of the Company’s senior management registered at the CMF for the year ended December 31, 2020 amounted to ThCh$6,701,955 (ThCh$7,993,975 in 2019 and ThCh$7,308,365 in 2018). The Company grants annual bonuses to senior management, which have an optional, discretional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the year.

Related Party Transactions

The Purchaser and certain of its affiliates, including members of the Luksic family and their affiliated entities (the “Luksic Group”) and Heineken International B.V. (“Heineken”) and its affiliates, who are the beneficial owners of the Purchaser, engage in a variety of transactions with the Company in the ordinary course of business, as described further below.

On November 30, 2005, CCCL, a subsidiary of the Company, and Heineken Brouwerijen B.V., an affiliate of Heineken, amended their License and Technical Assistance Agreements, which provide CCCL with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing on June 18, 2003. These agreements have an initial term of 10 years beginning in June 2003, renewable for subsequent periods of five years.

On October 12, 2011, CCCL and Heineken Brouwerijen B.V. signed the Amended and Restated versions of their Trademark License Agreements which provide CCCL with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in force as of January 1, 2011. These agreements have an initial term of 10 years, and automatically renew on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

On September 28, 2012, Compañía Industrial Cervecera S.A. (“CICSA”), a subsidiary of the Company, and Amstel Brouwerijen B.V., an affiliate of Heineken, signed a Trademark License Agreement, which provides CICSA with the exclusive rights to produce, sell and distribute Amstel beer in Argentina, effective as of August 1, 2012. This agreement has an initial term of ten years, and automatically renews on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

On June 4, 2013, CICSA, Milotur S.A., a subsidiary of the Company, and Heineken Brouwerijen B.V. entered into a Trademark License Agreement, which provides Milotur S.A. with the exclusive rights to produce, sell and distribute

Heineken beer in Uruguay, in force as of May 1, 2013. This agreement has an initial term of ten years, and automatically renews on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

On November 10, 2014, Central Cervecera de Colombia S.A.S., a joint venture of the Company, and Heineken Brouwerijen B.V. signed a Trademark License Agreement providing the exclusive rights to import, produce, sell and distribute Heineken beer in Colombia. This agreement has an initial term of thirteen years as of March 1, 2015, and will each year thereafter, January 1, be automatically renewed for subsequent five-year periods unless, starting in 2029, any party gives notice of its decision not to renew, in which case the agreement will be in force until the expiration of the latest renewal period. This agreement was amended on March 29, 2019 to include Zona Franca Central Cervecera S.A.S., a joint venture of the Company, as brewer for the production of Heineken in Colombia.

On July 15, 2015, CICSA, Bebidas Bolivianas BBO S.A., a joint venture of the Company, and Heineken Brouwerijen B.V. signed an Ancillary Trademark License Agreement, providing the exclusive rights to produce, sell and distribute Heineken beer in Bolivia, in force as of January 1, 2015. This agreement has an initial term of ten years, and will be automatically renewed for a five-year period unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

Additionally, a Technical Assistance Agreement was executed with Heineken Technical Services B.V. (currently Heineken Supply Chain B.V.), an affiliate of Heineken, on May 4, 2005, whereby the latter was appointed, on a non-exclusive basis, as our technical advisor in respect of operational aspects of the Company’s breweries, including special services regarding project engineering for extensions of the breweries’ capacity and construction of new plants, assistance in development of new products, production methods and distribution systems as well as advice on purchasing systems, among others. This agreement has an initial term of one year from May 4, 2005, renewable for subsequent periods of one year each, unless either party gives at least three months’ prior written notice to the other of its intention to terminate the agreement. This agreement has been renewed automatically each year.

In January 28, 2015, a Trademark License Agreement was executed between CCCL and Heineken Brouwerijen B.V. to produce, sell and distribute beer under the brand name Sol in Chile. The agreement contemplates a ten-year term as of July 1, 2014, and shall each year, on July 1, be automatically renewed for a new period of ten years, unless any party gives notice in writing of its decision not to renew.

On March 23, 2015, CICSA and Heineken Brouwerijen B.V. signed a Trademark License Agreement, which provides the Company with the exclusive rights to produce, sell and distribute Sol beer in Argentina, effective as of March 1, 2015. This agreement has an initial term of ten years, and will be automatically renewed, on January 1 of each year, for a ten-year period unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

In 2015, the Company revised and amended the 2014 amended and restated Framework Agreement entered with Banco de Chile, a subsidiary of Quiñenco, which was in effect as of May 1, 2003, for the rendering of banking services to the Company and certain of its subsidiaries and affiliates, including, among others, payment to suppliers and shareholders, cashier service, transportation of valuables and payment of salaries.

On April 4, 2016, Central Cervecera de Colombia S.A.S., a joint venture of the Company, and Heineken Brouwerijen B.V. signed a Trademark License Agreement providing the exclusive rights to import, produce, sell and distribute Tecate beer in Colombia. This agreement came into force on April 1, 2016, will continue to be in force until February 28, 2028, and each year thereafter, on January 1, will be automatically renewed for subsequent five-year periods unless, starting in 2029, any party gives notice of its decision not to renew, in which case the agreement will be in force until the expiration of the latest renewal period. This agreement was amended on March 29, 2019, to include Zona Franca Central Cervecera S.A.S. as brewer for the production of Tecate in Colombia.

On September 27, 2017, Central Cervecera de Colombia S.A.S. and Heineken Brouwerijen B.V. signed a Trademark License Agreement which provides the Company with the exclusive rights to import, produce, sell and distribute Sol beer in Colombia. This agreement came into force on July 1, 2017, will continue to be in force until February 28, 2028, and shall each year thereafter, on January 1, be automatically renewed for subsequent five-year periods unless, starting in 2029, any party gives notice of its decision not to renew, in which case the agreement will be in force until the expiration of the latest renewal period.

In January 2018, Bebidas del Paraguay S.A., a subsidiary of the Company, and Heineken Brouwerijen B.V. entered into a Distribution Agreement, which provides us with the exclusive rights to distribute Sol beer in Paraguay, effective as of December 1, 2017. This agreement has an initial term of five years, and will be automatically renewed for subsequent three-year periods, unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the expiration of the first period or the respective subsequent period.

On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Trademark License Agreement and a Distribution Agreement, which provide Bebidas del Paraguay S.A. with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. These agreements have an initial term of five years from May 1, 2018, and will be automatically renewed for subsequent three-year periods unless any party gives notice of its decision not to renew. Therefore, and as agreed on June 11, 2018, the Trademark License Agreement entered on November 28, 2012, by CICSA and Heineken Brouwerijen B.V., which provided CICSA with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay, was terminated with retroactive effects as of April 30, 2018 and, in its place, Heineken Brouwerijen B.V. and CICSA entered into a Supply Agreement, which provides CICSA the non-exclusive right to sell and supply Heineken Lager in the Paraguayan market to Bebidas del Paraguay S.A. for a period of five years beginning on April 30, 2018.

On November 13, 2018, CCCL and Heineken Brouwerijen B.V. signed an Amendment Agreement to the Amended and Restated Trademark License Agreement dated October 12, 2011, in order to include, as of January 1, 2018, the trademark “Heineken 0.0” to the trademarks the Company has the exclusive rights to produce, sell and distribute in Chile.

On November 1, 2019, Bebidas del Paraguay S.A. and Amstel Brouwerijen B.V. signed a Distribution Agreement which provides the Company with the exclusive rights to distribute Amstel beer in Paraguay, effective as of October 1, 2019. This agreement has an initial term of five years, and will automatically renew for subsequent three-year periods, unless any party gives notice of its decision not to renew, in which case the agreement will be in force until expiration of the first period or the respective subsequent period.

Below are the details of the accounts receivable and payable between the Company and its related parties as of December 31, 2020 and 2019:

Accounts Receivable - Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2020	As of December 31, 2019
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Chairman of CCU	Sales of products	CLP	1,038	1,334
6,525,286-4	Carlos Mackenna Iñiguez	Chile	(1)	Subsidiary director	Sales of products	CLP	38	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(6)	Shareholder of subsidiary	Sale of shares	CLP	535	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	12,106	19,475
76,029,109-9	Inversiones Chile Chico Ltda.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	-	1,928
76,079,669-7	Minera Antucoya	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	350
76,111,872-2	Inversiones Tv Medios Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	22
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	238	30,888
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	543	1,437
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	2,046

76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	219	2,948
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	713	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	10,943	11,845
76,727,040-2	Minera Centinela	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	1,081
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	1,383	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	11,792	22,755
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	393,062	192,227
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	2,053,679	1,277,205
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,554	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Services provided	CLP	311,962	380,253
78,306,560-6	Inmobiliaria e Inversiones Rio Claro S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	193	-
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	455	-
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	11,828	5,453
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	800,000	800,000
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Sales of products	UF	-	48,353
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	37,013	33,827
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	5,716	2,898
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	7,275	-
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,781	2,173
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Services provided	CLP	83	-
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	32
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	2,327	2,141
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,039	6,841
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,573	85
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,984	3,218
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	153,688	177,270
96,427,000-7	Inversiones y Rentas S.A.	Chile	(1)	Controller	Services provided	CLP	-	2,708
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	773	2,325
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,293	889
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	13,947	936
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	466	-
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,056	1,028

96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	927	-
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	64	-
96,790,240-3	Minera Los Pelambres	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	588
96,810,030-0	Radiodifusión SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	64	-
96,819,020-2	Agrícola El Cerrito S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	22
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	32
96,892,490-7	Protección y Seguridad S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	248
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,387	-
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	1,465	9,516
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	1,387,990	126,755
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	876	-
96,922,250-7	Agrícola Valle Nuevo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	32
96,951,040-5	Inversiones Rosario S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	65
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	48,428	9,767
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,260	-
99,511,240-K	Antofagasta Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,289	-
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	(1)	Joint venture	Services provided	CLP	-	17,626
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Sales of products	USD	-	77,375
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	USD	17,977	-
0-E	QSR S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	57	688

Accounts Receivable - Non-Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2020	As of December 31, 2019
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(6)	Shareholder of subsidiary	Sale of shares	CLP	42,506	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	90,049	118,122

Accounts Payable – Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2020	As of December 31, 2019
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	263	-
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	120,997	148,288
76,216,511-2	Sugal Chile Ltda.	Chile	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	34,429	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	598	24,910

76,406,313-2	Cervecería Rapa Nui Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	7,515	-
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Purchase of products	CLP	86,929	161,612
76,460,328-1	Inversiones Diaguitas #33 SpA.	Chile	(5)	Shareholder of subsidiary	Loan	CLP	196,765	188,669
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	3,964	-
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	-	9
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	-	480
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	43,453	72,148
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	801	1,972
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	1,107,795	258,133
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	-	919
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder	Royalty	CLP	13,287	-
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	51,959	1,898
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,234	911
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	251,751	654,756
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	3,288	273
96,798,520-1	Saam Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,920	807
96,810,030-0	Radiodifusión SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	18,128	14,230
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	444	1,792
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	2,658,239	1,806,688
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	832,449	76,420
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	22,230
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	72,913	-
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	11,051	30,565
0-E	Premium Brands S.R.L.	Bolivia	(2)	Related to the subsidiary's shareholder	Purchase of products	BOB	607	-
0-E	Zegla Ltda.	Brazil	(2)	Related to the subsidiary's shareholder	Services received	USD	87,846	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Services received	USD	73,030	145,454
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	(2)	Joint venture	Services received	USD	38,270	-
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	-	11,893
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	85,588	59,740
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	3,408,971	1,355,062
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	6,115,308	2,100,423
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	91,587	21,004
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	2,859,390	1,645,953
0-E	Banco BASA S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	5	-
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	-	122
0-E	Hoteles Contemporáneos S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	940	494
0-E	Palermo S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	172	-
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	Other currencies	93,707	160,245
0-E	Tetra Pak Global Distribution S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	56,761	-

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to thirty (30) days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to thirty (30) days. Balances are presented at the closing exchange rate.

(3)	An agreement of the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. due to differences resulting from the capital contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each beginning February 28, 2007, and a UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. renewed the contract for a period of nine years with maturing in the year 2023. Consequently, the UF 9,995 will be paid in nine equal and successive instalments of UF 1,200 each and a final payment of UF 2,050 beginning on February 28, 2015.

(4)	An agreement of the supply of grapes between the subsidiary Compañía Pisquera de Chile S.A. and Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. These contracts stipulate a 3% annual interest on the capital with a term of eight years and annual payments. The last payment was paid on May 30, 2020.

(5)	Business operations agreed upon Chilean pesos of the subsidiary Cervecería Guayacán SpA. with Inversiones Diaguitas # 33 SpA., which will accrue interest corresponding to the nominal TAB rate of thirty (30) days plus spread of 0.78% per year. This operation will mature on December 31, 2021.

(6)	Corresponds to shares of subsidiary Cervecería Szot SpA. from subsidiary Cervecería Kunstmann S.A. sold to Representaciones Chile Beer Kevin Michael Szot E.I.R.L. The total amount of the transaction raised ThCh$42,506 for the sale of 15,167 shares. An interest of UF plus 3.79% annually will be applied to the value (base 360 days). The account receivable will be paid by Representaciones Chile Beer Kevin Michael Szot E.I.R.L. to CK in the same proportion of the dividends it will receive from the participation it owns in Cervecería Szot SpA.

For the years ended December 31, 2020 and 2019, the most significant transactions between the Company and its related parties were as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2020		2019
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L	Chile	Shareholder of subsidiary	Loan payment	10,000	-	-	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L	Chile	Shareholder of subsidiary	Loan	10,000	-	-	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L	Chile	Shareholder of subsidiary	Sale of shares	42,506	-	-	-
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	904	641	2,813	1,988
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	1,333,295	(1,333,295)	2,054,644	(2,054,644)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	2,400	2,400	69,567	25,771
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	5,964,834	-	14,493,784	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	63,170	-	160,967	-
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	2,691	1,902	9,016	6,372
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	1,338,697	-	927,097	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	86,545	(86,545)	135,589	(135,589)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	438,916	339,730	796,617	614,988
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	475,007	(475,007)	544,738	(544,738)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	7,256,373	4,673,700	6,975,121	4,492,551
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	9,978,333	-	10,237,934	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	1,500,292	1,500,292	2,289,097	2,289,097
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	177,330	(177,330)	269,996	(269,996)
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,499,985	-	3,886,021	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	5,294,100	-	4,496,965	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,033,478	-	928,507	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	37,013	5,767	36,828	4,285
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	6,468	4,270	12,367	8,164
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	7,590,887	-	4,931,641	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	13,829	9,695	19,952	13,932
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	124,888	(124,888)	200,481	(200,481)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	463,728	(463,728)	444,367	(444,367)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	9,796	7,266	38,007	28,630
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,078,599	765,828	1,394,919	988,572
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	46,345,861	-	112,614,526	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	9,274	9,274	9,176	9,176
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	488,700,000	-	531,200,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	483,900,000	73,833	552,594,958	274,958
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	4,818,549	-	5,201,040	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	113,971	106,961	86,790	81,906
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	17,783	(17,783)	-	-
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	734	521	1,188	840
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	279,243	(279,243)	187,378	(187,378)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	26,662	-	41,188	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	194,185	(194,185)	306,153	(306,153)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	14,135,192	-	14,235,437	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	635,969	-	438,258	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	583,211	(583,211)	331,083	(331,083)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	334,106	334,106	253,789	253,789
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	51,067	36,831	71,885	51,102
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	157,275,212	(4,262,234)	75,540,396	2,859
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	121,403	(121,403)	149,209	(149,209)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	426,057,614	-	106,006,335	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	401,541	(401,541)	393,096	(393,096)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	145,533	130,223	246,431	223,733
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	422,665,655	54,456	105,256,049	175,733
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Purchase of products	-	-	5,515	(5,515)
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Capital decrease	-	-	11,200,000	-
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Services provided	27,744	27,744	325,857	325,857
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Consignation sales	-	-	956,516	-

0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	140,109	(140,109)	157,818	(157,818)
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	19,287,372	-	-	-
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	-	-	13,563,816	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	26,010	(26,010)	265,594	(265,594)
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,368	958	704	368
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	239	60
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,681	10,277	15,626	9,009
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	217	152	3,860	1,005
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	13,611	9,528	457	135
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	464	325	967	665
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	10,419,088	-	12,449,658	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	12,444,232	(12,444,232)	10,395,266	(10,395,266)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	182,716	(182,716)	116,703	(116,703)
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,788	1,252	1,458	797
0-E	Cementos Concepción S.A.E.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,823	3,376	-	-
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	15,414	10,790	4,284	893
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,358	10,050	3,304	1,412
0-E	Ganadera Sofía S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,962	1,374	-	-
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	958	671	774	543
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,706	3,294	3,161	1,040
0-E	Prana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,310	917	-	-
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	40,417	28,293	93,590	60,787
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,215	9,950	3,489	2,152
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	671,730	(671,730)	528,805	(528,805)

For the years ended December 31, 2019 and 2018, the most significant transactions between the Company and its related parties were as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2019		2018
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	2,813	1,988	2,045	1,454
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	2,054,644	(2,054,644)	2,641,844	(2,641,844)
76,178,803-5	Viña Tabali S.A.	Chile	Related to the controller's shareholder	Services provided	69,567	25,771	90,214	90,214
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	14,493,784	-	4,522,295	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	160,967	-	159,652	-
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	9,016	6,372	7,246	5,152
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	927,097	-	1,107,211	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	135,589	(135,589)	113,507	(113,507)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	796,617	614,988	773,056	589,466
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	544,738	(544,738)	405,845	(405,845)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	6,975,121	4,492,551	5,691,405	3,761,223
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	10,237,934	-	10,555,440	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	2,289,097	2,289,097	2,756,584	2,756,584
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	269,996	(269,996)	302,332	(302,332)
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	3,886,021	-	990,073	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	4,496,965	-	5,432,008	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	928,507	-	768,325	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	36,828	4,285	35,016	3,863
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholder of subsidiary	Sales of products	12,367	8,164	3,731	2,464
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	4,931,641	-	3,922,143	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	19,952	13,932	20,362	14,330
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	200,481	(200,481)	227,106	(227,106)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	444,367	(444,367)	277,482	(277,482)
92,048,000-4	SAAM S.A.	Chile	Related to the controller's shareholder	Services received	-	-	11,453	-
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	38,007	28,630	34,966	27,973
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,394,919	988,572	1,434,303	1,020,286
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	112,614,526	-	35,137,554	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	9,176	9,176	9,106	9,106
96,571,220-8	BanChile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	531,200,000	-	1,231,060,000	-
96,571,220-8	BanChile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	552,594,958	274,958	1,220,115,263	1,225,263
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	5,201,040	-	3,823,086	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	86,790	81,906	35,852	28,656
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	-	-	87,894	(87,894)
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,188	840	1,095	779
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	187,378	(187,378)	167,149	(167,149)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	41,188	-	83,711	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	306,153	(306,153)	470,325	(470,325)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	14,235,437	-	10,055,050	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	438,258	-	372,088	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	331,083	(331,083)	329,276	(329,276)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	253,789	253,789	258,099	258,099
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	71,885	51,102	38,444	28,125
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	75,540,396	2,859	42,723,097	(753,383)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	149,209	(149,209)	165,325	(165,325)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	106,006,335	-	374,540,529	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	105,256,049	175,733	371,884,715	343,839
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	393,096	(393,096)	368,839	(368,839)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	246,431	223,733	247,781	218,469
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Purchase of products	5,515	(5,515)	24,944	(24,944)
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Capital decrease	11,200,000	-	-	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services provided	325,857	325,857	444,677	444,677
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	956,516	-	3,029,169	-
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate (until july 2018)	Sales of products	-	-	194,516	73,916
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	157,818	(157,818)	67,426	(67,426)
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	13,563,816	-	59,505,559	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	12,449,658	-	11,604,832	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	265,594	(265,594)	247,395	(247,395)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	10,395,266	(10,395,266)	9,678,688	(9,678,688)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	116,703	(116,703)	73,733	(73,733)
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,458	797	-	-
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,284	893	2,003	1,318
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	704	368	671	392
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,304	1,412	7,697	4,737
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	239	60	-	-

0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	15,626	9,009	12,401	8,101
0-E	Fundación Ñande Paraguay	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	1,602	947
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,860	1,005	217	107
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	457	135	836	242
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	967	665	5,973	4,154
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	774	543	871	610
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,161	1,040	4,069	2,825
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	93,590	60,787	32,858	19,080
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,489	2,152	25,861	16,339
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	528,805	(528,805)	706,629	(706,629)

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation/Recommendation

Based upon a determination by the directors of the Company, the board of directors of the Company is expressing no opinion and is remaining neutral with respect to the Purchaser’s Offer, for the reasons described in clause (b) below.

Each shareholder must make its own decision as to whether to tender its Shares or ADSs and, if so, how many Shares or ADSs to tender.

(b) Reasons

As noted above, certain of the Company’s directors are affiliates of the Purchaser, hold interests in the Purchaser and/or the Company, and serve as directors of the Purchaser, and accordingly have personal interests in the Offer and its consequences.

The directors determined that the board of directors of the Company will express no opinion and will remain neutral with respect to the Offer, because the Company has not participated in, and takes no responsibility for, the Purchaser’s Offer.

Each holder of the Company’s Shares or ADSs and his, her or its financial advisor are in a better position to decide whether tendering or refraining from tendering would meet the investment objectives of such shareholder.

(c) Intent to Tender

To the Company’s knowledge, after reasonable inquiry, its senior management, directors, affiliates and subsidiaries who currently own Shares or ADSs do not intend to tender any of the Shares or ADSs which are held of record or beneficially owned by such persons pursuant to the Offer.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

During the past sixty (60) days, no transactions in the Shares or ADSs have been effected by the Company or, to the Company’s knowledge, after reasonable inquiry, by any member of senior management, director, affiliate or subsidiary of the Company.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations

Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof; (iii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of the Company.

Transactions and other Matters

Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts entered into by the Company in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

Not applicable.

ITEM 9. EXHIBITS.

Exhibit (a)(1) Offer to Purchase, dated May 19, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed on May 19, 2021)

Exhibit (a)(2) Form of Chilean Share Acceptance (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed on May 19, 2021)

Exhibit (a)(3) Form of U.S. Share Acceptance (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO of Purchaser filed on May 19, 2021)

Exhibit (a)(4) Form of ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO of Purchaser filed on May 19, 2021)

Exhibit (a)(5) English translation of Aviso de Inicio (Commencement Notice) (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO of Purchaser filed on May 19, 2021)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2021

Compañía Cervecerías Unidas S.A. By: /s/ Felipe Benavides Almarza —————————————— Name: Felipe Benavides Almarza Title: General Counsel